SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 17, 2004]

Metso Corporation

(Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F _______X_______	Form 40-F_____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____________	No_____X_______

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-____________

SIGNATURES

Date March 17, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO SUPPLY BCTMP PULPING AND BALING LINE EQUIPMENT TO M-REAL KASKINEN

(Helsinki, Finland, March 17, 2004) - Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area, Metso Paper, will supply M-real Corporation equipment for a pulping and a baling line at their new BCTMP (bleached chemi-thermomechanical pulp) plant in Kaskinen, Finland. The start-up is scheduled for August 2005. The value of the order is not disclosed.

Metso Paper’s delivery will consist of equipment for chip-handling, main-line and reject refining, screening, thickening, cleaning, pulping, as well as for baling and bale handling, including a bale quality system. The delivery will also include auxiliary services and quality control equipment from Metso Automation.

The Kaskinen plant will annually produce 300,000 tons of high-quality BCTMP pulp for M-real’s own printing paper and packaging board mills.

M-real Corporation is one of Europe’s leading suppliers of coated and uncoated fine papers and high-quality magazine papers, as well as packaging boards for consumer products. In 2003, M-real’s net sales were EUR 6,044 million, and the corporation employed approximately 20,400 people.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. It has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Arto Aaltonen, Executive Vice President, Metso Paper, tel. +358 20 484 3202 Jari Koikkalainen, Senior Vice President, Sales & CRM, Mechanical Pulping Business Line, Metso Paper, tel. +358 20 482 9213

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.